

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Mr. Daryl R. Otte
Chief Executive Officer
TheStreet.Com, Inc.
14 Wall Street, 15th Floor
New York, NY 10005

      Re: **TheStreet.com, Inc.**
               Form 10-K for fiscal year ended December 31, 2009
               Filed March 30, 2010
               File No. 000-25779

Dear Mr. Otte:

      We have completed our review of your filing and do not have any further comments at this time.

                              Sincerely,

                              Lyn Shenk
                              Branch Chief